Exhibit 99.1

Bioceres Crop Solutions Corp. Closes Financing to Accelerate Global Launch of HB4® Technology

ROSARIO, Argentina--(BUSINESS WIRE)--March 9, 2020--Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, today announced the closing of $42.5 million secured convertible promissory notes due 2023 (the “Notes”) in a private placement led by Boston-based Solel Partners LP. The Company intends to use proceeds to accelerate launch of its HB4 technology – a drought and salinity tolerance seed solution available for soybean and wheat crops. Next generation seed varieties integrating HB4 technology with proprietary seed-treatment biologicals are currently being multiplied under the EcoSoy™ and EcoWheat™ product denominations.

“With the issuance of these Notes we have put in place the necessary funding to transition HB4 crops’ acreage from the 'thousands' to the 'hundreds of thousands' over the next crop cycle, as well as accelerate breeding and business collaborations to access incremental geographies, with the main focus on the United States and Brazil,” indicated Federico Trucco, Bioceres’ Chief Executive Officer.

“In addition to providing HB4-related working capital, this facility will help us improve our overall debt profile by terming-out maturities and reducing interest expenses, mainly by discontinuing inefficient sources of working capital. This transaction together with the February 14, 2020, public bond issuance of our subsidiary Rizobacter Argentina S.A., is part of an ongoing process to strengthen our balance sheet as we prepare to seize the growth opportunities that we have patiently built over many years” Commented Enrique Lopez Lecube, Chief Financial Officer of the Company.

“This transaction is also well aligned with our efforts towards increasing trading liquidity of our stock. Our commitment to strengthening our financial position and building value for our shareholders is underscored by what we are announcing today,” concluded Mr. Lopez Lecube.

Convertible Notes:

The Notes will mature 36 (thirty-six) months after the closing date, i.e. on March 6 of 2023 unless earlier converted or repurchased. The conversion price of the Notes will be $8.00 per share (the “Strike Price”), representing a premium of approximately 49% over the 60 day VWAP (volume weighted average price) of Bioceres common stock on the New York Stock Exchange (the “NYSE”) on March 6, 2020. The Notes will be convertible into cash, ordinary shares of the Company or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, the Company might elect to convert the Notes into ordinary shares of the Company through a mandatory conversion, provided that the Company´s free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The convertible notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”). The convertible notes and the shares of common stock issuable upon conversion of the convertible notes, if any, will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Contacts

Investor Relations
Máximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com